EXHIBIT 4

                  [Letterhead of O.S.S. Capital Management LP]

                                                                    May 13, 2005

BY FACSIMILE AND FEDERAL EXPRESS

Gerard Soula
President, Directeur General
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33 avenue du Dr. Georges Levy
69693 Venissieux cedex France



Re: Draft Resolutions to Be Included on Agenda for Flamel's 2005 Annual General Meeting pursuant to Article L. 225-105 of the French Commercial Code (CODE DE COMMERCE).


Monsieur le President:

          I am writing on behalf of Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S. Overseas Fund Ltd (collectively, the "OSS Shareholders") which acting DE CONCERT, within the meaning of Art. L. 233-10 of the French Commercial Code (CODE DE COMMERCE), in aggregate directly own 2,065,947 ordinary shares, nominal value (euro)0.122 per share ("Ordinary Shares"), of Flamel Technologies S.A. ("Flamel"). As set forth in the attached certificates of holdings (ATTESTATIONS D'INSCRIPTION EN COMPTE) issued by eEf (euro emetteurs finance), the OSS Shareholders currently hold these 2,065,947 Ordinary Shares in pure registered form (TITRES NOMINATIFS PURS). These 2,065,947 Ordinary Shares represent approximately 9.5% of the outstanding share capital and voting power of Flamel (based on the 21,651,590 Ordinary Shares outstanding as September 30, 2004, as reported by the Issuer in its unaudited consolidated financial statements for the nine months then ended, as filed with the United States Securities and Exchange Commission (the "SEC") on the Issuer's Form 6-K dated December 30, 2004). In addition, the OSS Shareholders beneficially own a further 600,000 Ordinary Shares in the form of American Depositary Receipts ("ADSs") issued under the Deposit Agreement, dated as of June 6, 1996, as amended and restated as of August 10, 2001, among Flamel, the Bank of New York, as depositary, and the holders of the ADSs issued thereunder (the "Deposit Agreement). Taking these ADSs into account, the OSS Shareholders acting DE CONCERT beneficially own 2,665,947 Ordinary Shares, representing approximately 12.3% of the outstanding share capital and voting power of Flamel. I believe that this makes the OSS Shareholders acting DE CONCERT the largest shareholder of Flamel, based on the Schedule 13D filed with the SEC on April 20, 2005 by BVF Inc. and its affiliates, the next largest shareholder of Flamel, which reported beneficial ownership of 2,591,142 Ordinary Shares in the form of ADSs.

          On behalf of your largest shareholders, I am writing to express deep concern about the current direction and performance of Flamel and the decline in the stock price of the

ADS, which had fallen approximately 66% between September 2003 and April 2005. On September 19, 2003, the closing price of the ADS was $42.85; on April 15, 2005, the last trading day before the OSS Shareholders and their affiliates filed a statement on Schedule 13D announcing that they were examining what actions they might take in advance of the 2005 AGM, the closing price of the ADS had fallen to only $14.25.

          The OSS Shareholders originally acquired their ADSs for investment purposes in the ordinary course of their business. However, in light of the poor performance of Flamel and the stock price of the ADS, as further set out in the attached reasons for their draft resolutions (L'EXPOSE DES MOTIFS), the OSS Shareholders believe that the time has now come to replace the existing board of directors with new directors, whom the OSS Shareholders believe can provide the strategic direction, and can help guide the Flamel management team, to realize the long-term value of Flamel for its shareholders.

     A. PROPOSAL OF DRAFT SHAREHOLDER RESOLUTIONS, PURSUANT TO ART. L. 225-105 OF THE FRENCH COMMERCIAL CODE (CODE DE COMMERCE)

          Accordingly, pursuant to Art. L. 225-105 of the French Commercial Code (CODE DE COMMERCE), the OSS Shareholders, acting DE CONCERT, as registered shareholders of more than 5% of the share capital of Flamel, hereby require
Flamel to include the attached draft resolutions on the agenda of the forthcoming annual general meeting of Flamel shareholders (the "2005 AGM"). The OSS Shareholders' draft resolutions propose: (1) the removal of any director who may have been elected to a one-year term (including any existing director who may have been re-elected to a further one-year term) as a result of the passage of any resolution proposed and supported by the Board of Directors of Flamel at the 2005 AGM; and (2) the election of the following three candidates to one-year terms as director: Cornelis ("Cor") Boonstra; Randy H. Thurman; and Elie Vannier.

          Further, pursuant to Art. L. 225-105 of the French Commercial Code, the OSS Shareholders hereby require that Flamel bring these draft resolutions to the attention of Flamel shareholders by including them in the materials that are sent to shareholders, including the holders of ADSs, (or are otherwise made available to shareholders), in advance of the 2005 AGM, as required by and in accordance with Arts. 135, 138 and 139 of DECRET NO. 67-236, dated March 23, 1967. In addition to the text of the draft resolutions, as required by the foregoing laws and regulations, the OSS Shareholders hereby require Flamel to include the following in the materials that are sent to shareholders, including holders of ADSs, or are otherwise made available to shareholders, in advance of the 2005 AGM:

          o The reasons (L'EXPOSE DES MOTIFS) why the OSS Shareholders are proposing the draft resolutions (in the form attached hereto); and

          o The biographical information on the nominees for director, including the information required by P. 5 of Art. 135 of DECRET NO. 67-236 (in the form attached hereto).


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


     B.   "SUBSTANTIAL  OPPOSITION"  EXISTS  UNDER  SECTION  4.7 OF THE  DEPOSIT
          AGREEMENT

          I trust that Flamel will agree that the proposal of these draft resolutions by the largest shareholder of Flamel (representing 12.3% of its share capital) calling for the removal of the existing board of directors and its replacement with a slate of directors proposed by the OSS Shareholders is evidence that "substantial opposition" exists to any resolution proposed by Flamel calling for the re-election of the incumbent directors (or any slate of directors other than that proposed by the OSS Shareholders in their draft resolutions). The strength of this opposition may be gauged by the fact that the OSS Shareholders incurred the significant out-of-pocket costs of surrendering their ADSs and withdrawing the underlying Ordinary Shares from the Depositary, in order to be able to exercise their rights as holders of more than 5% of the share capital of Flamel pursuant to Art. 225-105 of the French Commercial Code (CODE DE COMMERCE).

          I trust that Flamel  further  agrees  that under the express  terms of
Section 4.7 of the Deposit Agreement, Flamel now has a contractual obligation to inform the Bank of New York in writing as promptly as practicable of the existence of this "substantial opposition." On being informed that this substantial opposition exists, the Bank of New York will no longer be obligated under the Deposit Agreement to vote the Ordinary Shares represented by ADSs with respect to which it has received no voting instructions from the holder, in FAVOR of the resolutions proposed by Flamel and AGAINST the resolution proposed by the OSS Shareholders. Accordingly, pursuant to Section 4.7 of the Deposit Agreement, at the 2005 AGM, the Bank of New York shall not vote any Ordinary Shares other than those Ordinary Shares represented by ADSs with respect to which the Bank of New York has received the actual voting instructions of the holder and the Bank of New York shall vote those Ordinary Shares only in accordance with such actual voting instructions.

          As holders of 600,000 ADSs, the OSS Shareholders are parties to the Deposit Agreement and have a direct interest in seeing that Flamel perform its obligation under the Deposit Agreement. Lastly, of course, I trust that Flamel's agreement that "substantial opposition" exists would only be strengthened in the event that other significant holders of Ordinary Shares or ADSs indicated that they intended to vote in favor of the resolutions proposed by the OSS Shareholders and against any slate of directors (including the incumbents) proposed by Flamel.

          Accordingly, Flamel is hereby requested to confirm to the OSS Shareholders that it has informed the Bank of New York of the existence of substantial opposition pursuant to its obligation under Section 4.7 of the Deposit Agreement. Such confirmation may be sent to the undersigned, as representative of the OSS Shareholders.

                                   * * * * * *

          On behalf of the OSS Shareholders, I am sending a copy of this letter to each member of the board of directors of Flamel. Notwithstanding the draft resolutions, pending the 2005 AGM, the OSS Shareholders are confident that the existing board of directors will continue to act only in the best interests of Flamel's shareholders in performing its duties.

          This letter will also be filed publicly as an exhibit to Amendment No. 4 to the Schedule 13D to be filed with the SEC by the OSS Shareholders and their affiliates.

                                 Sincerely,


                                  /s/ Oscar S. Schafer
                                 --------------------------------------
                                 Oscar S. Schafer, individually and as senior
                                 managing member of:

                                     (a) O.S.S. Advisors LLC, for itself and as
                                          the general partner of
                                         (i) Oscar S. Schafer & Partners I LP;
                                           and
                                         (ii) Oscar S. Schafer & Partners II LP;

                                         and

                                     (b) Schafer Brothers LLC, for itself and as
                                          the general partner of
                                          O.S.S. Capital Management LP



Attachments:
-----------

Certificates of shareholdings (ATTESTATIONS D'INSCRIPTION EN COMPTE)

Draft resolutions

Reasons for draft resolutions (L'EXPOSE DES MOTIFS)

Biographical information on the nominees for director


Cc:

Raul Cesan
William Dearstyne
Michel Greco
Jean-Noel Treilles
Steve Willard


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